Global Payments Inc. (GPN)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

Global Payments Shareholder since 2019

Please Vote for Shareholder Proposal 4 – Shareholder Right To Call a Special Shareholder Meeting and Thus Vote Against Unfair Competition from the Informal and Elusive Management Proposal

Currently it takes 50% of Global Payments shareholders to call for a special shareholder meeting. Proposal 4 would change this to 10% of shareholders.

In its opposition to Proposal 4 Global Payments management says it will take action after the annual meeting to reduce the current percentage from 50% to 25%. But essentially that is all that management tells shareholders.

Management does not disclose whether in its change from 50% to 25% it will attach poison pills, like other companies have done, to the 25% threshold like a one-year waiting period before shares can be used to call a special meeting, whether only record holder shares can call for a special  shareholder meeting or whether management will add hundreds of words of unnecessary complexity to the bylaws when shareholders want to make use of this right.

Plus management says it made a commitment to act but does not claim to have made an irrevocable commitment. Plus management does not disclose whether the action the Board promises to take will need a 2023 shareholder vote.

Thus shareholder proposal 4 faces unfair competition from an informal and elusive management proposal. Shareholders who object in principle to the unfair competition from an informal and elusive management proposal can vote against the Chair of the Governance Committee, Ms. Connie McDaniel. Ms. McDaniel had plenty of time to put a concrete management special meeting proposal on the ballot for our 2022 meeting.

Please Vote for Shareholder Proposal 4 – Shareholder Right To Call a Special Shareholder Meeting and Thus Vote Against Unfair Competition from the Informal and Elusive Management Proposal

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.